Exhibit 99.1

Hi everyone,

My name is Laine Capshaw and I’m on the Masterworks acquisitions team.

I am pleased to announce our newest offering, a painting by the American artist, Stanley Whitney. In 2015, the abstract painter was the subject of a survey exhibition at the Studio Museum in Harlem. In recent years, Whitney has received greater recognition and increased presence at auction. In 2021, his total auction sales reached $7.3 million and between 2020 and 2021, his top auction record was set on three separate occasions.

To provide investment quality paintings by the artist, our acquisitions team has reviewed 70 examples of Whitney’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the fourth we have selected to be offered on the Masterworks platform.

The newest offering is titled “xIx xSxixnxgx xRxexdx xaxnxdx xBxlxuxex” and was completed by Whitney in 2020. The painting is a large-format example of the artist’s abstractions in which he arranges blocks of vibrant color in a deliberately irregular grid, separated by horizontal bands. Like the “call and response” of jazz music, Whitney’s artistic process allows room for improvisation and imperfection, providing both a visual and lyrical counterpoint to the rigid qualities of the gridded, square format.

Examples similar to the Painting are held in notable public collections, including the Metropolitan Museum of Art, the Studio Museum of Harlem in New York and the High Museum in Atlanta, among others.

As of November 2022, examples identical in size to the Painting account for five of Whitney’s top ten auction records and have all sold this year in excess of $1.5 million. These are led by “Nightwatch” (2012), which sold for $2.3 million at Sotheby’s, London in March of 2022, “Great Balls of Fire” (2005), which sold for nearly $2 million dollars at Christie’s, London in March of 2022, and “Parisian Blue” (2012), which sold for $1.6 million dollars at Sotheby’s, New York in May of 2022.

Between May 2018 and October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 55.0%.